Filed Pursuant to Rule Number 424(b)(3)
Registration No. 333-163069

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.
SUPPLEMENT NO. 8 DATED JULY 13, 2011
TO THE PROSPECTUS DATED SEPTEMBER 2, 2010

This prospectus supplement (this “Supplement No. 8”) is part of the prospectus of American Realty Capital New York Recovery REIT, Inc. (the “Company” or “we”), dated September 2, 2010 (the “Prospectus”), as supplemented by Supplement No. 4, dated March 2, 2011 (“Supplement No. 4”), Supplement No. 6, dated April 29, 2011 (“Supplement No. 6”) and Supplement No. 7, dated May 31, 2011 (“Supplement No. 7”). This Supplement No. 8 supplements, modifies or supersedes certain information contained in our Prospectus, Supplement No. 4, Supplement No. 6 and Supplement No. 7 and should be read in conjunction with our Prospectus, Supplement No. 4, Supplement No. 6 and Supplement No. 7. Unless otherwise indicated, the information contained herein is current as of the filing date of the prospectus supplement in which the Company initially disclosed such information. This Supplement No. 8 will be delivered with the Prospectus, Supplement No. 4, Supplement No. 6 and Supplement No. 7.

The purpose of this Supplement No. 8 is to disclose, among other things, the following:

•	operating information, including the status of the offering and the status of distributions;
•	revisions to the timing and manner of payment of the asset management fees paid by the Company to the Advisor;
•	information regarding major affiliated tenants of the Interior Design Building; and
•	acquisitions of real estate investments.

Status of the Offering

We commenced our initial public offering of 150.0 million shares of common stock on September 2, 2010. On December 9, 2010, we satisfied the escrow conditions of our best efforts public offering of common stock. On such date we received and accepted aggregate subscriptions in excess of the minimum of $2.0 million in shares, broke escrow and issued 212,526 shares of common stock to our initial investors who were admitted as stockholders. We will not accept subscriptions from residents of Pennsylvania until we have received aggregate subscriptions of at least $75.0 million. We will not accept subscriptions from residents of Tennessee until we have received aggregate subscriptions of at least $20.0 million.

We received aggregate gross offering proceeds of approximately $17.0 million from the sale of approximately 2.0 million shares of our Series A convertible preferred stock from a private offering to “accredited investors” (as defined in Regulation D as promulgated under the Securities Act), which terminated on September 2, 2010, the effective date of the registration statement.

As of June 30, 2011, we had received aggregate gross proceeds of approximately $16.2 million from the sale of 1.7 million shares of common stock in our public offering. As of June 30, 2011, there were approximately 148.3 million shares of our common stock available for sale, excluding shares available under our dividend reinvestment program.

As of June 30, 2011, we had acquired eight commercial properties which are 90% leased. As of June 30, 2011, we had total real estate investments, at cost, of approximately $77.8 million. As of March 31, 2011, we had incurred, cumulatively to that date, approximately $5.0 million in offering costs for the sale of our common stock.

We will offer shares of our common stock until September 2, 2012, unless the offering is extended, provided that the offering will be terminated if all the 150.0 million shares of our common stock are sold before then.

Status of Distributions

On September 22, 2010, our board of directors declared a distribution rate equal to a 6.05% annualized rate based on the offering price of $10.00 per share of our common stock, commencing December 1, 2010. The distributions will be payable by the 5th day following each month end to stockholders of record at the close of business each day during the prior month. The dividend will be calculated based on stockholders of record each day during the applicable period at a rate of $0.00165753424 per day.

In conjunction with the offering of the Series A convertible preferred stock, the board of directors announced their intention to declare, on a monthly basis, cumulative cash distributions at the rate of 8% per annum of the $9.00 liquidation preference per share (resulting in a distribution rate of 8.23% of the purchase price of the convertible preferred stock if the purchase price was $8.75 and a distribution rate of 8.47% the purchase price of the convertible preferred stock if the purchase price was $8.50). The distribution on each of our shares will be cumulative from the first date on which such share was issued and we will aggregate and pay the distributions monthly in arrears on or about the first business day of each month.

During the three months ended March 31, 2011, distributions paid to common and preferred stockholders totaled $0.4 million, inclusive of $9,000 of distributions issued under the DRIP. Distribution payments are dependent on the availability of funds. Our board of directors may reduce the amount of distributions paid or suspend distribution payments at any time and therefore distribution payments are not assured.

As of March 31, 2011, cash used to pay our distributions was primarily generated from property operating results and the sale of shares of common stock. We have continued to pay distributions to our stockholders each month since our initial distributions payment in April 2010. There is no assurance that we will continue to declare distributions at this rate.

The following table shows the sources for the payment of distributions to common and preferred stockholders for the three months ended March 31, 2011 and the percentage of distributions for such period funded from each source (dollar amounts in thousands):

	Three Months Ended March 31, 2011
		Percentage of Distributions
Distributions:
Total distributions	$401
Distributions reinvested	(9)
Distributions paid in cash	$392
Source of distributions:
Cash flows provided by operations	$210	53.6%
Proceeds from issuance of common stock	182	46.4%
Total sources of distributions	$392	100.0%
Cash flows provided by operations (GAAP basis)	$210
Net loss (in accordance with GAAP)	$(341)

Amendment to Advisory Agreement

On June 23, 2011, we amended our advisory agreement with our advisor, New York Recovery Advisors, LLC. Under the amended advisory agreement, the asset management fee is payable on the first business day of each month, based on assets held by us during the preceding monthly period, adjusted for appropriate closing dates for individual property acquisitions. The asset management fee will be payable, at the discretion of our board of directors, in cash, common stock or restricted stock grants, or any combination thereof.

PROSPECTUS UPDATES

Investor Suitability Standards

The following disclosure is added following the bullet point under “Investor Suitability Standards — Alabama” on page ii of the Prospectus.

“ •	If an Alabama resident checks the “Automatic Purchase Plan” box in section 5 of the subscription agreement attached hereto as Appendix C-1, then: (1) the soliciting dealer will obtain updated suitability information from such investor on a quarterly basis; (2) this updated information will be provided in writing and signed by the investor; (3) if written suitability information is more than 90 days old, then the investor may not participate in the Automatic Purchase Plan until the information is updated; and (4) the updated information shall consist of the information that an investor is required to provide under section 6 of the subscription agreement.”

Compensation

The following disclosure is added as the fourth sentence in the paragraph on page 12 immediately following the caption “Prospectus Summary — Compensation to Advisor and its Affiliates.”

“In the discretion of our board of directors, the asset management fee may be paid in cash, common stock or restricted stock grants, or any combination thereof.”

The following disclosure replaces the last sentence in the “Determination of Amount” column under the heading “Prospectus Summary — Compensation to Advisor and its Affiliates — Asset Management Fees” on page 15 of the Prospectus.

“This fee is payable on the first business day of each month, based on assets held by us during the preceding monthly period, adjusted for appropriate closing dates for individual property acquisitions. This fee shall be payable, at the discretion of our board of directors, in cash, common stock or restricted stock grants, or in any combination thereof.”

The following disclosure replaces the first sentence in the column titled “Determination of Amount” under the heading “Prospectus Summary — Compensation to Advisor and its Affiliates — Termination Fee” on page 17 of the Prospectus.

“Upon termination or non-renewal of the advisory agreement, our advisor shall be entitled to a subordinated termination fee payable in the form of a non-interest-bearing promissory note.”

The following disclosure replaces the second-to-last paragraph under the heading “Management — The Advisor” on page 78 of the Prospectus.

“We pay New York Recovery Advisors, LLC an asset management fee equal to 0.75% per annum of the cost of our assets (cost will include the purchase price, acquisition expenses, capital expenditures, and other customarily capitalized costs, but will exclude acquisition fees; provided, however, that no fee will accrue or be payable on assets acquired using the proceeds from the private offering until we have sufficient cash flow to pay dividends on the preferred shares); provided further, however, that the asset management fee shall be reduced by any amounts payable to New York Recovery Properties, LLC, our property manager, as an oversight fee, such that the aggregate of the asset management fee and the oversight fee does not exceed 0.75% per annum of the cost of our assets (cost will include the purchase price, acquisition expenses, capital expenditures and other customarily capitalized costs, but will exclude acquisition fees). The asset management fee is payable on the first business day of each month, based on assets held by us during the preceding monthly period, adjusted for appropriate closing dates for individual property acquisitions. The asset management fee may be paid, at the discretion of our board of directors, in cash, common stock or restricted stock grants, or any combination thereof. For the purposes of the payment of the asset management fee in common stock, if an offering is underway, each share will be valued at the per-share offering price minus the maximum selling commissions and dealer manager fee allowed in the offering. At all other times, each share will be valued by the board of directors in good faith either at the estimated value thereof, calculated in accordance with the provisions of NASD Rule 2340(c)(1) (or any successor rule), or if no such rule then exists, at fair market value. If asset management fees are paid in grants of restricted shares, each share will be valued in accordance with the provisions of the equity incentive plan then in place.”

In the three full paragraphs under the heading “Management — The Advisor” on page 80 of the Prospectus, the words “non-interest-bearing” are inserted immediately before the term “promissory note” in each place such term appears.

The following disclosure replaces the first paragraph under the heading “Management — Certain Relationships and Related Transactions — Advisory Agreement” on pages 84–85 of the Prospectus.

“We entered into an advisory agreement with New York Recovery Advisors, LLC, on February 17, 2010, which was amended and restated on April 8, 2010, further amended and restated as of September 2, 2010, and amended on June 23, 2011, whereby New York Recovery Advisors, LLC will manage our day-to-day operations. We will pay New York Recovery Advisors, LLC a fee equal to 0.75% per annum of the cost of our assets (cost will include the purchase price, acquisition expenses, capital expenditures, and other customarily capitalized costs, but will exclude acquisition fees); provided, however, that no fee will accrue or be payable on assets acquired using the proceeds from the private offering until we have sufficient cash flow to pay dividends on the preferred shares; provided further, however, that the asset management fee shall be reduced by any amounts payable to New York Recovery Properties, LLC, our property manager, as an oversight fee, such that the aggregate of the asset management fee and the oversight fee does not exceed 0.75% per annum of the cost of our assets (cost will include the purchase price, acquisition expenses, capital expenditures and other customarily capitalized costs, but will exclude acquisition fees). The asset management fee is payable on the first business day of each month, based on assets held by us during the preceding monthly period, adjusted for appropriate closing dates for individual property acquisitions. The asset management fee may be paid, at the discretion of our board of directors, in cash, common stock or restricted stock grants, or any combination thereof. See the section titled “  — The Advisor” in this prospectus. We will reimburse New York Recovery Advisors, LLC up to 1.5% of gross offering proceeds for organization and offering expenses and for expenses actually incurred (including personnel costs) related to selecting, evaluating and acquiring assets on our behalf regardless of whether we actually acquire the related assets, which may include reimbursements to our advisor for other organization and offering expenses up to 0.5% of the gross proceeds raised in this offering for third-party due diligence fees included in detailed and itemized invoices. Personnel costs associated with providing such services will be determined based on the amount of time incurred by the respective employee of New York Recovery Advisors, LLC and the corresponding payroll and payroll related costs incurred by our affiliate. Third-party due diligence fees may include fees for reviewing financial statements, offering documents, organizational documents, agreements and marketing materials, analysis of SEC and FINRA correspondence, and interviews with management.”

In the third and fourth paragraphs under the heading “Management — Certain Relationships and Related Transactions — Advisory Agreement” on page 86 of the Prospectus, the words “non-interest-bearing” are inserted immediately before the term “promissory note” in each place such term appears.

The following disclosure is added as the fifth sentence in the first paragraph under the heading “Management Compensation” on page 88 of the Prospectus.

“In the discretion of our board of directors, the asset management fee may be paid in cash, common stock or restricted stock grants, or any combination thereof.”

The following disclosure replaces the last sentence in the “Determination of Amount” column under the heading “Management Compensation — Asset Management Fees” on page 91 of the Prospectus.

“This fee is payable on the first business day of each month, based on assets held by us during the preceding monthly period, adjusted for appropriate closing dates for individual property acquisitions.(5)”

The following disclosure replaces footnote (3) under the heading “Management Compensation” on page 95 of the Prospectus.

“(3)	In the sole discretion of our advisor, our advisor may elect to have acquisition fees paid, in whole or in part, in cash or shares of our common stock. For the purposes of the payment of these fees in common stock, if an offering is underway, each share will be valued at the per-share offering price minus the maximum selling commissions and dealer manager fee allowed in the offering. At all other times, each share will be valued by the board of directors in good faith either at the estimated value thereof, calculated in accordance with the provisions of NASD Rule 2340(c)(1) (or any successor rule), or if no such rule then exists, at fair market value.”

The first sentence of the paragraph in the column titled “Determination of Amount” under the heading “Management Compensation” on page 95 of the Prospectus is replaced with the following.

“Upon termination or non-renewal of the advisory agreement, our advisor shall be entitled to a subordinated termination fee payable in the form of a non-interest-bearing promissory note.”

The following disclosure replaces footnote (5) under the heading “Management Compensation” on page 95 of the Prospectus.

“(5)	The asset management fee may be paid, at the discretion of our board of directors, in cash, common stock or restricted stock grants, or any combination thereof. For the purposes of the payment of the asset management fee in common stock, if an offering is underway, each share will be valued at the per-share offering price minus the maximum selling commissions and dealer manager fee allowed in the offering. At all other times, each share will be valued by the board of directors in good faith either at the estimated value thereof, calculated in accordance with the provisions of NASD Rule 2340(c)(1) (or any successor rule), or if no such rule then exists, at fair market value. Restricted shares granted as asset management fees will be valued in accordance with the provisions of the equity incentive plan under which the grants are made.”

The following disclosure replaces footnotes (7) and (8) under the heading “Management Compensation” on page 96 of the Prospectus.

“(7)	In the sole discretion of our advisor, our advisor may elect to have the financing coordination fee paid, in whole or in part, in cash or shares of our common stock. For the purposes of the payment of the financing coordination fee in common stock, if an offering is underway, each share will be valued at the per-share offering price minus the maximum selling commissions and dealer manager fee allowed in the offering. At all other times, each share will be valued by the board of directors in good faith either at the estimated value thereof, calculated in accordance with the provisions of NASD Rule 2340(c)(1) (or any successor rule), or if no such rule then exists, at fair market value.
(8)	In the sole discretion of our advisor, our advisor may elect to have real estate commissions paid, in whole or in part, in cash or shares of our common stock. For the purposes of the payment of real estate commissions in common stock, if an offering is underway, each share will be valued at the per-share offering price minus the maximum selling commissions and dealer manager fee allowed in the offering. At all other times, each share will be valued by the board of directors in good faith either at the estimated value thereof, calculated in accordance with the provisions of NASD Rule 2340(c)(1) (or any successor rule), or if no such rule then exists, at fair market value.”

In footnotes (9), (10) and (11) under the heading “Management Compensation” on page 96 of the Prospectus, the words “non-interest-bearing” are inserted immediately before the term “promissory note” in each place such term appears.

Amendment to Advisory Agreement

The following sentence replaces the third sentence of the first paragraph under “Management — The Advisor” on page 76 of the Prospectus.

“New York Recovery Advisors, LLC has contractual responsibility to us and our stockholders pursuant to the advisory agreement, executed on February 17, 2010, amended and restated on April 8, 2010, further amended and restated as of September 2, 2010, and amended on June 23, 2011.”

Conflict Resolution

The following disclosure replaces the first bullet point under “Conflicts of Interest — Certain Conflict Resolution Procedures” on page 102 of the Prospectus.

“ •	We will not purchase or lease properties in which our sponsor, New York Recovery Advisors, LLC, any of our directors, any of our officers, any of their respective affiliates or certain of our stockholders has an interest without a determination by a majority of the directors, including a majority of the independent directors, not otherwise interested in such transaction that such transaction is fair and reasonable to us and at a price to us no greater than the cost of the property to the seller or lessor unless there is substantial justification for any amount that exceeds such cost and such excess amount is determined to be reasonable. In no event will we acquire any such property at an amount in excess of its appraised value. We will not sell or lease properties to our sponsor, New York Recovery Advisors, LLC, any of our directors, any of our officers, any of their respective affiliates or certain of our stockholders unless a majority of the directors, including a majority of the independent directors, not otherwise interested in the transaction determines that the transaction is fair and reasonable to us.”

Description of Real Estate Investments

The first paragraph under the heading “Description of Real Estate Investments  —  Interior Design Building — Major Tenants/Lease Expiration” on page 120 of the Prospectus is deleted and replaced with the following.

“Each of two tenants, an interior designer and an antique rug and custom carpet supplier, occupies more than 10% of the rentable square footage of the building. The interior designer’s lease requires a per annum rent of $434,064 and expires on August 31, 2016. The antique rug and custom carpet supplier’s lease requires a per annum rent of $364,368 and expires on September 30, 2014.

On June 17, 2011, we negotiated the surrender and cancellation of two leases with an antique furniture and decorative objects supplier and its affiliate that, together, had formerly occupied more than 10% of the rentable square footage of the building. Together, the tenants’ leases had provided for a base rent of $470,197, plus the tenants’ proportionate share of storage, HVAC, and real estate taxes, for the yearly period ending October 31, 2011, on which date the leases were originally to expire. In connection with the surrender and cancellation of the leases, the tenants agreed to surrender the premises by June 20, 2011, and the Company wrote off approximately $25,000 in lost revenue for the period from January through June 2011. Had the leases not been cancelled, the Company would have expected to have received from such tenants an additional approximately $190,000 in revenue, which includes base rent, storage, HVAC and real estate taxes, for the period from July through October 2011. The Company is actively marketing the surrendered premises.”

The following information is added to the end of the section of the Prospectus titled “Description of Real Estate Investments” that begins on page 120 of the Prospectus.

“Regal Parking Garage

On June 8, 2011, we, through our sponsor, American Realty Capital III, LLC, entered into a purchase and sale agreement to acquire one fee-simple parking garage commercial condominium property located on 33 West 56th Street in the Midtown neighborhood of Manhattan, New York. The seller is MCP SO Strategic, 56, L.P., an entity which has no material relationship with the Company and the acquisition is not an affiliated transaction.

The property is located at the base of the newly developed, luxury “Centurion Condominium” and consists of approximately 12,856 square feet of gross leasable area encompassing 76 parking spaces. The property is 100% leased to Regal Car Park, LLC, a parking management company specializing in New York City. Numerous buildings are located in the area offering similar spaces to similar tenants.

In connection with the acquisition, we paid our advisor an acquisition fee of $54,000 and a financing coordination fee of $22,500, and we reimbursed our advisor for $27,000 of due diligence expenses.

Capitalization

The contract purchase price for the property was approximately $5.4 million, exclusive of closing costs at a capitalization rate of 7.50% (calculated by dividing annualized rental income on a straight-line basis less estimated annualized property operating costs by the base purchase price). Pursuant to the terms of the purchase and sale agreement, we deposited $270,000 in escrow upon signing. The closing of the acquisition occurred on June 30, 2011. We financed a portion of the acquisition of the property with a $3.0 million mortgage received from Citigroup Global Market Realty Corp. The mortgage loan bears interest at a rate of 4.39% and requires only interest payments until its maturity date in June 2016. The mortgage loan is nonrecourse and may be accelerated only upon the event of a default. The mortgage loan may be prepaid through defeasance. As the mortgage loan is interest only, it is not subject to amortization and the principal outstanding upon maturity will remain $3.0 million.

Major Tenant/Lease Expiration

The property has been 100% leased to Regal Car Park, LLC since July 17, 2009, after completion of construction of the property in 2008. The average effective annual rental per square foot for 2010 was $26.06. No occupancy rate information and average effective annual rent per square foot for periods prior to July 17, 2009 is available from the seller. The lease for the property has a 25-year term expiring in July 2034, or in approximately 23.1 years. The tenant has no renewal options. The annualized rental income on a straight-line basis for the remaining term of the lease is approximately $405,000. The lease contains contractual rental escalations of 3% every two years. The lease is double net inasmuch as the landlord is responsible for maintaining the structure of the building and the tenant is required to pay all taxes and other operating expenses up to $150,000 yearly, in addition to base rent.

As security for the performance of its obligations under the lease, the tenant has deposited a security deposit with the landlord in the form of an unconditional, irrevocable letter of credit in the amount of $167,500. In addition, Mr. Richard Ull, the owner and operator of Regal Car Park, LLC, has guaranteed in full the tenant’s obligations under lease.

Other

We do not have any scheduled capital improvements.

We believe the property is adequately insured.

The federal tax basis and the rate of depreciation will be determined based upon the completion of cost allocation studies in connection with finalizing the Company’s 2011 federal tax return.

As the property is part of a newly developed condominium building, the property is subject to a Section 421a tax abatement which will decrease at a rate of 20% every two years until the tenth anniversary of the commencement of the tax abatement, when the full property taxes become due. The annual realty taxes payable on the Property for the calendar year 2011 will be approximately $65,000.”

Reports to Stockholders

The following disclosure replaces the second bullet point under “Reports to Stockholders” on page 197 of the Prospectus.

“•	the ratio of the costs of raising capital during the period to the capital raised;”

Appendix C-1 — Subscription Agreement

The following language is inserted at the end of the box titled “Financial Advisor, Registered Investment Advisor and Registered Representative” on page S-112 of the Prospectus.

“☐	Special Alabama Undertaking Regarding Automatic Purchase Plan: The Firm must check this box if the Automatic Purchase Plan box in section 5 is checked and either the sale was made in Alabama or Alabama is the state designated as the investor’s address. By checking the box at the beginning of this paragraph, the Firm covenants and agrees that: (1) the Firm will obtain updated suitability information from such investor on a quarterly basis; (2) this updated information will be provided in writing and signed by the investor; (3) if written suitability information is more than 90 days old, then the investor may not participate in the Automatic Purchase Plan until the information is updated; and (4) the updated information shall consist of the information that an investor is required to provide under section 6 of this Subscription Agreement.”